UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 4)*

Under the Securities Exchange Act of 1934

Adaptive Medias, Inc.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

00652J 208

(CUSIP Number)

James Batmasian

215 N. Federal Highway

Boca Raton, Florida 33432

(561) 392-8920

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 2, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.00652J 208

1	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). James Batmasian
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 4,477,655 (19.58%)
	8	Shared Voting Power 4,477,655 (19.58%)
	9	Sole Dispositive Power 4,477,655 (19.58%)
	10	Shared Dispositive Power 4,477,655 (19.58%)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,477,655 (19.58%)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 19.58%. The percentage is calculated using 22,869,031 outstanding shares of the Issuer’s Common Stock as of September 30, 2015
14	Type of Reporting Person (See Instructions) IN

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Explanatory Note

This Schedule 13D/A is being filed as an amendment to the statement on Schedule 13D filed with the Securities and Exchange Commission (“SEC”) with respect to the common stock of Adaptive Medias, Inc. on October 23, 2014, as previously amended (“Schedule 13D”).

Item 1. Security and Issuer.

This Schedule 13D relates to the Common Stock of Adaptive Medias, Inc., whose principal executive office is located at 16795 Von Karman Avenue, Suite 240, Irvine, California 92606 (the “Issuer”).

Item 2. Identity and Background.

(a) The name of the reporting person is James Batmasian (the “Reporting Person”).

(b) The business address of the Reporting Person is 215 N. Federal Highway, Boca Raton Florida 33432.

(c) The Reporting Person is the Principal of Investments Limited, a real estate ownership and management firm located at 215 N. Federal Highway, Boca Raton Florida 33432.

(d) During the past five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, the Reporting Person has not been a party to a civil proceeding before a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violation of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a U.S. Citizen.

Item 3. Source and Amount of Funds or Other Consideration.

On September 2, 2015, the Reporting Person acquired 149,00 shares of the Issuer’s Common Stock on the open market for a total purchase price of $49,140.20, which the Reporting Person paid for with cash.

On September 2, 2015, the Reporting Person acquired 97,000 shares of the Issuer’s Common Stock on the open market for a total purchase price of $30,836.30, which the Reporting Person paid for with cash.

On October 8, 2015, the Reporting Person acquired 167,000 shares of the Issuer’s Common Stock on the open market for a total purchase price of $50,100, which the Reporting Person paid for with cash.

On October 14, 2015, the Reporting Person acquired 341,359 shares of the Issuer’s Common Stock on the open market for a total purchase price of $81,296.16, which the Reporting Person paid for with cash.

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Item 4. Purpose of Transaction.

The securities of the Issuer were acquired by the Reporting Person as set forth in Item 3 of this Schedule, which is hereby incorporated by reference.

On May 1, 2015, as previously disclosed in the Schedule 13D, on May 7, 2015, pursuant to a certain Common Stock and Warrant Purchase Agreement by and among the Issuer and the Reporting Person, the Reporting Person purchased (i) 1,183,432 shares of Common Stock at a per share price of $1.69, (ii) a five-year warrant to purchase up to 1,331,361 shares of Common Stock exercisable at a price of $1.69 per share, and (iii) a five-year warrant to purchase up to 500,000 shares of Common Stock exercisable at a price of $3.00 per share for an aggregate of $2,000,000 in cash from personal funds designated for investment. No borrowed funds were used to purchase the shares.

Item 5. Interest in Securities of the Issuer.

(a) As of the date of this filing, the Reporting Person beneficially owns 4,477,655 shares of Common Stock, representing 19.58% of the outstanding shares of Common Stock of the Issuer (based upon 22,869,031 shares of Common Stock issued and outstanding as of September 30, 2015).

(b) The Reporting Person has the sole right to vote and dispose, or direct the disposition of 4,477,655 shares of the Common Stock of the Issuer.

(c) Other than as described above in Item 4, the Reporting Person has not entered into any transactions in the Common Stock in the past sixty (60) days.

(d) Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of any of Reporting Person’s holdings in the Issuer.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information disclosed in Item 4 is incorporated herein by this reference.

Item 7. Material to Be Filed as Exhibits.

None.

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

November 20, 2015

/s/ James Batmasian
James Batmasian

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